July 23, 2021

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Healthcare Triangle, Inc.

Draft Registration Statement on Form S-1

Submitted June 24, 2021

CIK No. 0001839285

Dear Staff:

On behalf of Healthcare Triangle, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated as of July 13, 2021 with respect to the Company’s Amendment No.1 to Draft Registration Statement on Form S-1 submitted to the SEC by the Company on June 24, 2021. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 (the “DRS/A2”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed June 24, 2021

Prospectus Summary, page 5

1. We note the disclosure added to "About This Prospectus" in response to comment 1. Please move this business-related disclosure to the Prospectus Summary to provide context to the discussion of the company's business.

As requested by the Staff, the Company has moved the business-related disclosure which provides context to the discussion of the Company’s business to the “Prospectus Summary” section on page 6 of the DRS/A2.

Results of Operations, page 50

2. Please discuss the reasons for material changes in your operating results. For example, discuss why revenue from Software Services has been decreasing and revenue from Managed Services and Support have been increasing. Discuss whether you expect this trend to continue and how it has  and will impact your results of operations.

The Company has discussed the reasons for material changes in the Company’s operating results as requested by the Staff and provided the requested disclosure on page 50 of the DRS/A2.

Top Five Customers Revenue for quarter ended March 31, 2021, page 51

3. We note your response to prior comment 5 and your disclosure that several of your top 5 customers were not consistent from period to period. Both in the three month and full year discussions, please clarify in your disclosure which customers remained consistent between the periods presented. Tell us what consideration you gave to filing material contracts with any of your top customers, in particular the customer that accounted for 57% of your revenue in fiscal year 2020.

The Company has revised its disclosure regarding its top 5 customers both for the three months ended March 31, 2020 and 2019 and for the fiscal year ended December 31, 2020 and 2019 to disclosure which customers remained consistent over those periods. The Company’s contracts provided to its customers, including Customer 1 are standard form contracts with no significant deviation other than payment amounts.

The Company does not believe the Customer 1 contract constitutes a material contract under Item 601(b)(10) of Regulation S-K. Item 601(b)(10) of Regulation S-K requires the filing of material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the filing of the registration statement. Item 601(b)(10)(ii)(B) of Regulation S-K provides that if an agreement is such as ordinarily accompanies the kind of business conducted by the issuer, it will be deemed to be made in the ordinary course of business, and therefore need not be filed unless the agreement is one upon which a registrant’s business is “substantially dependent.” The Company understands Customer 1 has accounted for a significant part of its revenues in the periods presented and has disclosed the amount and percentage of revenues that were attributable to such customer. However, the Company entered into it’s contract with Customer 1 in the ordinary course of business, the Company’s business is not dependent on any one customer and is continually increasing its customer base and decreasing the percentage of revenues attributable to Customer 1 (Customer 1 accounted for 53% of revenues for the period ended March 31, 2021) on a percentage basis. Also, since Customer 1 has signed a standard customer contract, the Company does not believe that publicly filing Customer 1’s contract will provide investors with any meaningful information other than the amount of revenues contracted for, which has already been provided for in the disclosure. Finally, the potential harm to the Company’s business that could be caused by publicly filing the Company’s performance contract, which includes relinquishing a competitive advantage by disclosing proprietary information and damaging customer relations through disclosing confidential private customer information in violation of the contract terms far outweighs any usefulness to investors that the public filing of the contract will provide.

Management's Discussion and Analysis of Financial Conditions and Results of Operations Components of Results of Operations Revenue by Operating Segment, page 53

4. We note you present revenues and cost of revenues for each of your reportable operating segments. Please revise to provide and discuss the segment measure of profit or loss for each of your reportable segments. Please also revise segment-level disclosures to identify, quantify, and analyze each material factor underlying changes in results, including when such factors offset each other. See Item 303(a)(3)(i) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

The Company has made the requested revisions by presenting profit and loss on a segment level basis and provided an analysis on each material factor underlying a change in results.

 Certain GAAP Non-Financial Measures, page 54

5. You provide information about recurring revenues and non-recurring revenues. Please explain in more detail why management evaluates these revenue streams. For example, explain whether it is the company's strategy to increase recurring revenues. Furthermore, you indicate that managed service contracts are recurring in nature, any contract where a customer signs up for a service on which the income is generated on a consistent basis is classified as recurring revenue, and your standard customer contracts are twelve months and have generally been renewed. It appears you are presenting all revenues from managed service contracts as recurring revenues whether or not they are renewed. Disclose whether management uses key metrics to monitor actual recurring revenues, such as annual net revenue retention.

The Company has removed the NON-GAAP measure of recurring and non-recurring revenue from its disclosure as the Company lacks the resources to thoroughly monitor sales on this basis.

Revenue by Operating Segment, page 58

6. Please discuss the reasons for material changes in your operating results. For example, discuss why revenue from Software Services has been decreasing and revenue from Managed Services and Support has been increasing. Discuss whether you expect this trend to continue and how it has and will impact your results of operations.

The Company has included the following disclosure on pages [50] and [52] of the DRS/A2:

“Managed Services and Support such as IT cloud hosting and support call for services on a continuous basis and allow for strengthening of client relationships which can lead to additional engagements from the client. Therefore, the Company has determined to focus more towards increasing Managed Services & Support and Platform Services revenue to enhance our relationship and long-term engagement with our customers. We have made additional investments in Sales & Marketing and Research & Development to grow Managed Services & Support and Platform Services revenue.We expect this trend to continue and have a net positive impact on overall results of the operations.”

Business

Our Company, page 68

7. We note your response to prior comment 2. Please also revise the disclosure on page 69 to remove or provide context for the discussion of healthcare spending in the U.S.

The Company has removed the disclosure on page 69 as requested by the Staff and alternatively provided more IT healthcare disclosure on page 69.

Principal Stockholders, page 88

8. We note your response to prior comment 8. Please note that, pursuant to Rule 13d-3(d)(1), a person is deemed to be the beneficial owner of a security "if that person has the right to acquire beneficial ownership" of such security within 60 days. Therefore, if your warrants and convertible notes are exercisable or convertible within 60 days, you must include the underlying shares in a person's beneficial ownership, even if it is uncertain whether the warrants and convertible notes will be exercised or converted. The shares underlying the warrants and convertible notes will be considered outstanding for the purpose of computing the percentage of outstanding securities of the class owned by a person but will not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

Vivek Prakash, an independent director of the Company, is the only named beneficial owner that owns convertible notes and warrants. However, it is not possible at this time to include the shares underlying his convertible notes and warrants in the calculation of his percentage of ownership because such number of shares is based on the initial public offering price which is not yet known. The Company has blanked out the number of shares owned and ownership percentage for Mr. Prakash and footnoted it as follows:

“Includes [●] shares underlying convertible notes and warrants owned by Mr. Prakash that are exercisable within 60 days of July [●], 2021.”

Consolidated Financial Statements

Consolidated Statements of Income For The Three Months Ended March 31, 2021 and 2020, page F-5

9. Revise your income statements so that the line-item "Depreciation and amortization" is presented under operating expenses.

The Company has made the requested revision.

Note 6. Due from Related Party, page F-18

10. Please tell us how you are able to substantiate the representation that your related party transactions are considered to be arm’s length in nature, or remove the assertion. Refer to ASC 850-10-50-5.

The Company has removed the assertion as requested by the Staff.

11. In regard to your master services agreement, for all periods presented, please describe in greater detail the nature, terms and manner of settlement for these related party transactions. Clarify whether any of the charges for services from the Parent will include an element of profit.

The Company has made the requested revisions and clarifications in Note 6.

 Note 10. Convertible Note, page F-20

12. We note your disclosure that you issued additional convertible promissory notes and warrants in fiscal year 2021. Please address the following:

•	Please expand your disclosure to explain the rights and privileges of the various debt securities outstanding during the periods presented including: (1) general terms and conditions of each promissory note; (2) the date of maturity; and (3) the basis for conversion. Please refer to ASC 470-10-50-5 and ASC 505-10-50-3 and;

The Company has included in Note 10 expanded disclosure with regard to the applicable debt securities and made the requested revisions.

•	Please tell us how you allocated the proceeds from issuance of the promissory notes and warrants. Refer to ASC 470-20-25-2.

The Company has provided an explanation of its allocation of proceeds from its issuances of promissory notes and warrants.

Note 2. Summary of Significant Accounting Policies

Basis of Consolidated Financial Statements, page F-34

13. We note your response to prior comment 11. We further note that your financial statements during the periods presented do not necessarily include all the expenses that would have been incurred or held by the company had it been a separate, standalone entity, and it is not practicable to estimate actual costs. Noting your representation, please tell us, and clarify in your disclosure, whether your estimate of these costs would have been materially different had you operated as an unaffiliated entity.

The Company would not expect the costs and expenses to be materially different if it had been a separate, standalone entity and has provided a statement to this effect at the end of the second to last paragraph under “Basis of consolidated financial statements” in Note 2.

14. We note your response to prior comment 18. Please clarify in your disclosures that the combined financial statements have been prepared under the historical cost method of accounting, if true. Refer to ASC Topic 805-50-50-3b.

The Company confirms that the financial statements have been prepared on the basis of historical cost method of accounting. The Company has clarified the disclosure under “Basis of consolidated financial statements” in Note 2.

Segment Information, page F-35

15. We note your disclosure that you operate three distinct reportable segments, which apparently are Software Services, Managed Services and Support, and Platform Services. If so, please revise to provide segment information and segment disclosures required by ASC 280-10-50 for all periods presented, including the requirement to disclose a measure of profit or loss for each reportable segment. Refer to ASC 280-10-50-22.

The Company has revised the notes to the financial statements to include segment information on revenue and profit and loss.

Revenue Recognition, page F-36

16. We note your response to prior comment 13. In regard to all three major service categories presented, we reiterate our request that you revise your disclosure to identify and describe, in detail, your contractual performance obligations that are transferred to your customers. As an example, under Software Services, your disclosures contain vaguely described performance obligations such as strategic advisory, implementation, and development services. Accordingly, please disclose in sufficient detail the significant contractual terms and conditions, and the nature of services that you promise to transfer in your Statements of Work. Refer to ASC 606-10-50-12.

The Company has revised the disclosure regarding revenue recognition to include disclosure that identifies and describes, in sufficient detail, the Company’s contractual performance obligations that are transferred to its customers.

The Company has included the following statements:

Software Services

“The Company enters into contractual obligations with the customers to perform (i) Strategic advisory services which include assessment of the enterprise network, applications environment and advise on the design and tools; (ii) Implementation services which include deployment, upgrades, enhancements, migration, training, documentation and maintenance of various electronic health record systems and (iii) Development services which include customization of network and applications in the public cloud environment.”

Managed Services and Support

“The Company has standard contracts for its Managed Services and Support, however the statement of work contained in such contracts is unique for each customer. A typical Managed Services and Support contract would provide for some or all of the following types of services being provided to the customer: Cloud hosting, Continuous monitoring of applications, security and compliance and support.”

Platform Services

“The Company has standard contracts for its Platform Services, however the statement of work contained in such contracts is unique for each customer. A typical Platform Services contract would provide for some or all of the following types of services being provided to the customer: Data Analytics, Backup and Recovery, through our Platform.”

17. Furthermore, we note you have determined that your Software Services revenue represents a single performance obligation (or, as disclosed, "doesn’t result in multiple obligation"), although your Statements of Work appear to include a number of distinct performance obligations. Accordingly, please provide us your analysis regarding how you determined that all services in these arrangements should be combined. We refer you to ASC 606-10-25-21.

The Company has removed the disclosure regarding Software Services revenue representing a single performance obligation.

Note 8. Assets purchased from SecureKloud Technologies Inc., page F-44

18. We note your response to comment 17 and that you are a wholly-owned subsidiary of SecureKloud Technologies, Inc. It is unclear why you characterize the transfer of assets and operations in a reorganization as a purchase or as an acquisition. Revise your characterizations here and throughout your filing, including your disclosure on pages 15, 65, and F-33, to reflect the substance of the transaction. In addition, regarding your accounting for the asset purchase agreement, tell your basis under generally accepted accounting principles for assigning value to the intellectual property.

The Company has made the requested recharacterizations on pages 7, 15, 63, 67, 87, F-18 and F-42.

With respect to the accounting for the asset transfer, Note 8 states that the transaction has been accounted for on historic cost basis of accounting as per the US GAAP including the Intellectual Property which is classified under intangible assets.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212-646-0618.

/s/ Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP